UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
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                        Washington, D.C.  20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                             (Amendment No. 1)(1)

                          Salick Health Care, Inc.
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                              (Name of Issuer)

             Callable Puttable Common Stock, par value $.001 per share
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                       (Title of Class of Securities)

                                794690206
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                              (Cusip Number)

                             Daniel R. Tisch
                           Mentor Partners, L.P.
                              500 Park Avenue
                         New York, New York 10022
                              (212) 935-7640
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              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                              February 8, 1996
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                  (Date of Event which Requires Filing
                              of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits,
should be filed with the commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.
--------
(1)The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.).

                             Page 1 of 5 Pages

                               SCHEDULE 13D



CUSIP No.      794690206                Page    2   of   5   Pages
               ---------                     -------    -----
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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Mentor Partners, L.P.  Employer I.D.# 06-126-0469
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  |_|
                                                                   (b)  x
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3       SEC USE ONLY
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4       SOURCE OF FUNDS*

              WC
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               |_|
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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        State of Delaware
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               7    SOLE VOTING POWER
  NUMBER OF         592,200

   SHARES      ----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY             0

 OWNED BY      ----------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER
   EACH             592,200

 REPORTING     ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
  PERSON                 0

   WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     592,200
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           |_|
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             10.5%
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14   TYPE OF REPORTING PERSON*
            PN

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                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 Page 2 of 5 Pages

          This Amendment No. 1 amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on April 21, 1995 (the "Schedule 13D") by Mentor Partners, L.P., a Delaware limited partnership (the "Partnership"), relating to the to the Callable Puttable Common Stock, par value $.001 per share (the "Shares"), of Salick Health Care, Inc., a Delaware corporation (the "Company"). Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Schedule 13D.

          Item 3.  Source and Amount of Funds or Other
Consideration

           The information set forth in Item 3 ("Source and Amount of Funds or Other Consideration") of the Schedule 13D is hereby amended and supplemented by adding the following information.

           The $20,529,769.09 used by the Partnership to purchase the Shares came from the Partnership's working capital, which may at any given time include funds borrowed in the ordinary course of its business activities from margin accounts. All of the Shares acquired by the Partnership were purchased in the ordinary course of the Partnership's business.

           Item 5.  Interest in Securities of the Issuer.

           The information set forth in Item 5 ("Interest in
Securities  of  the  Issuer")  of  the  Schedule  13D  is  hereby   amended  and
supplemented by adding the following information to the respective paragraphs thereof.

                                  Page 3 of 5 Pages

           (a) As of the close of business on February 12, 1996, the Partnership beneficially owns an aggregate of 592,200 Shares (which is approximately 10.5% of the 5,640,082 Shares outstanding on December 31, 1995 as reported in the Company's most recent filing with the Securities and Exchange Commission).

           (c) Transactions in the Shares in the past 60 days by the Partnership are set forth on Schedule A attached hereto and hereby incorporated herein by reference. Except for such transactions, no other transactions in the Shares have been effected during the past sixty days by the Partnership or, to its best knowledge, any Control Person.

                                  SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           Dated:  February 12, 1996


                                            MENTOR PARTNERS, L.P.
                                            By:  /s/ Daniel R. Tisch
                                                 ---------------------------
                                                  Daniel R. Tisch
                                                  Authorized Signature


                              Page 4 of 5 Pages

                                    EXHIBIT A

                  Purchases of Shares by the Partnership
                         During the Past Sixty Days
                  --------------------------------------

Date of Transaction    Number of      Aggregate     Price Per
                         Shares         Price         Share

December 18, 1995        1,700        62,101.00       36.530

December 19, 1995        2,900       105,937.00       36.530

December 20, 1995        1,000        36,530.00       36.530

December 21, 1995          100         3,653.00       36.530

December 22, 1995          300        10,959.00       36.530

January 17, 1996         5,600       207,368.00       37.030

February 8, 1996        31,200     1,163,136.00       37.280

February 9, 1996         1,000        37,280.00       37.280





All Shares were purchased in transactions on the Nasdaq National Market.

                           Page 5 of 5 Pages